Exhibit 99.3

TSX: AUQ / NYSE: AUQ PRESS RELEASE

AuRico Reports Second Quarter Financial Results

(All amounts are in U.S. dollars, unless otherwise indicated)

Toronto: August 8, 2013: AuRico Gold Inc. (TSX: AUQ) (NYSE: AUQ), (“AuRico” or the “Company”) reports financial results for the three and six months ended June 30, 2013. The Company will host a conference call on Friday, August 9, 2013 beginning at 8:30 a.m. Eastern Time (details below).

Financial Highlights

For the second quarter, the Company reported the following results:

  Revenues of $57.7 million

  Adjusted net earnings(1) of $6.1 million, or $0.02 per share

  Net loss of $103.5 million, or ($0.42) per share, including non-cash impairment charges and net realizable value adjustments of $104.9 million, or ($0.42) per share, net of taxes

  Production of 48,003 gold ounces(2)

  Cash costs of $655 per gold ounce(1)

  All-in sustaining costs of $1,189 per gold ounce(3)

  Operating cash flow before changes in working capital(1) of $18.7 million, or $0.08 per share

Recent Highlights

  Mr. Alan Edwards was appointed non-executive Chairman of the Board effective July 1, 2013. Mr. Edwards was appointed as an independent director on May 13, 2010.

  The Company’s quarterly dividend payment of $0.04 per share for the second quarter was paid on July 29, 2013. The Company also introduced an optional dividend reinvestment plan to acquire additional common shares by reinvesting cash dividends. Further information on the Company’s dividend reinvestment plan is available through the following link: www.auricogold.com/DRIP. The next dividend payment is scheduled to be paid on October 29, 2013 to shareholders of record on October 11, 2013.

“With another quarter of solid results reported from both operations we continue to demonstrate the potential of our high quality asset base. The mid-shaft crushing and hoisting system is progressing on schedule and remains on target to commission during September. The shaft and hoisting system is the key catalyst that will drive significant improvements in underground productivities and further cost efficiencies,” stated Scott Perry, President and Chief Executive Officer. He continued, “With quality operations, a strong cash position and a fully-funded growth profile, the Company is well positioned for success even in this challenging market environment.”

(1)	See the table at the end of this press release for a reconciliation of adjusted net earnings and adjusted operating cash flow and refer to the discussion of Non-GAAP measures below.
(2)	Includes 9,817 pre-production gold ounces produced at Young-Davidson during the three months ended June 30, 2013
(3)	See the discussion of All-in Sustaining Costs and Non-GAAP measures provided below.

TSX: AUQ / NYSE: AUQ

Impairment Charges and Net Realizable Value Adjustment

Due to the lower metal price environment currently being experienced, the Company’s second quarter net earnings were adjusted by $104.9 million, net of taxes, for non-cash impairments and revaluations. Of that amount, $80 million, net of tax, is related to an impairment charge associated with the El Chanate mine. This impairment charge was related to a reduction in the estimated short and long-term metal prices used in life-of-mine plans, and was charged entirely against goodwill. The Company also determined that an impairment charge of $16.5 million, net of tax, was required for the retained interest royalty in the future life-of-mine free cash flows of the Fosterville and Stawell mines, which were disposed of in 2012. The remaining $8.4 million, net of tax, is related to net realizable value adjustments for heap leach and long-term, low-grade stockpile inventories.

Operational Highlights - Continuing Operations

	Young-Davidson		El Chanate		Total
(in thousands, except ounces, average realized prices and total cash costs)	Quarter Ended June 30, 2013	Quarter Ended June 30, 2012	Quarter Ended June 30, 2013	Quarter Ended June 30, 2012	Quarter Ended June 30, 2013	Quarter Ended June 30, 2012
Gold ounces produced	19,435	-	18,751	17,882	38,186	17,882
Pre-production gold ounces produced(3)	9,817	11,950	-	-	9,817	11,950
Total gold ounces produced	29,252	11,950	18,751	17,882	48,003	29,832
Total cash costs per gold ounce(1)(2)(3)	$716	-	$602	$457	$655	$457
Revenue from mining operations	$26,670	-	$30,990	$27,458	$57,660	$27,458
Average realized gold price per ounce	$1,366	-	$1,373	$1,610	$1,369	$1,610

	Young-Davidson		El Chanate		Total
(in thousands, except ounces, average realized prices and total cash costs)	Six Months Ended June 30, 2013	Six Months Ended June 30, 2012	Six Months Ended June 30, 2013	Six Months Ended June 30, 2012	Six Months Ended June 30, 2013	Six Months Ended June 30, 2012
Gold ounces produced	39,987	-	36,640	36,975	76,627	36,975
Pre-production gold ounces produced(3)	17,546	11,950	-	-	17,546	11,950
Total gold ounces produced	57,533	11,950	36,640	36,975	94,173	48,925
Total cash costs per gold ounce(1)(2)(3)	$705	-	$585	$435	$645	$435
Revenue from mining operations	$63,435	-	$59,110	$60,731	$122,545	$60,731
Average realized gold price per ounce	$1,507	-	$1,481	$1,670	$1,494	$1,670

(1)

See the tables at the end of this press release for a reconciliation of adjusted net earnings and adjusted operating cash flow and refer to the discussion of Non-GAAP measures below. Total cash costs per gold ounce have been presented prior to net realizable value adjustments on the Young-Davidson low-grade long-term stockpile inventory and the El Chanate heap leach ore in process inventory. The Company has restated adjusted net earnings for 2012.

(2)

Certain comparative information has been restated as a result of the adoption of IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine, which was applied prospectively to production stripping costs incurred on or after January 1, 2012. For further details, refer to the Critical Accounting Estimates, Policies and Changes section on page 21 in the Company’s Management’s Discussion & Analysis or note 3(a) to the Company's condensed consolidated financial statements for the three and six months ended June 30, 2013.

(3)

The Young-Davidson open pit mine declared commercial production on September 1, 2012, and is therefore excluded from consolidated cash costs prior to this date. Pre-production ounces produced are excluded from consolidated ounces produced as these ounces are credited against capitalized project costs when sold.

TSX: AUQ / NYSE: AUQ

Financial Highlights - Continuing Operations

(in thousands, except per share amounts)	Quarter Ended June 30, 2013	Quarter Ended June 30, 2012 (2)
Adjusted net earnings(1)	$6,122	($921)
Adjusted net earnings per share, basic(1)	$0.02	($0.00)
Net (loss) / earnings	($103,491)	$6,640
Net (loss) / earnings per share, basic	($0.42)	$0.03
Adjusted operating cash flow(1)	$18,691	$987

(in thousands, except per share amounts)	Six Months Ended June 30, 2013	Six Months Ended June 30, 2012 (2)
Adjusted net earnings(1)	$17,719	$4,578
Adjusted net earnings per share, basic(1)	$0.07	$0.02
Net (loss) / earnings	($85,217)	($6,958)
Net (loss) / earnings per share, basic	($0.34)	($0.02)
Adjusted operating cash flow(1)	$38,813	$6,865

(1)

See the tables at the end of this press release for a reconciliation of adjusted net earnings and adjusted operating cash flow and refer to the discussion of Non-GAAP measures below. Total cash costs per gold ounce have been presented prior to net realizable value adjustments on the Young-Davidson low-grade long-term stockpile inventory and the El Chanate heap leach ore in process inventory. The Company has restated adjusted net earnings for 2012.

(2)

Certain comparative information has been restated as a result of the adoption of IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine, which was applied prospectively to production stripping costs incurred on or after January 1, 2012. For further details, refer to the Critical Accounting Estimates, Policies and Changes section on page 21 in the Company’s Management’s Discussion & Analysis or note 3(a) to the Company's condensed consolidated financial statements for the three and six months ended June 30, 2013.

(3)

The Young-Davidson open pit mine declared commercial production on September 1, 2012, and is therefore excluded from consolidated cash costs prior to this date. Pre-production ounces produced are excluded from consolidated ounces produced as these ounces are credited against capitalized project costs when sold.

TSX: AUQ / NYSE: AUQ

Adjusted Net Earnings Reconciliation

(in thousands, except per share metrics)	Quarter Ended	Quarter Ended
	June 30, 2013	June 30, 2012
Net (loss) / earnings from continuing operations	($103,491)	$6,640
Adjustments:
Impairment charges	98,688	-
Net realizable value adjustments on inventory	12,245	-
Foreign exchange loss on translation of tax basis recorded in deferred income tax expense	11,852	5,688
Unrealized foreign exchange gain	(8,741)	(4,813)
Gain on option component of convertible notes	(4,106)	(9,618)
Unrealized gain on derivatives	123	(896)
Unrealized loss on contingent consideration	4,060	-
Other	(4,508)	2,078
Adjusted net earnings from continuing operations	$6,122	($921)
Adjusted net earnings from continuing operations, per share	$0.02	($0.00)

Net earnings from discontinued operations	-	$15,043
Adjustments:
Unrealized foreign exchange gain	-	(2,636)
Net realizable value adjustments on inventory	-	14,366
Loss on disposition of Australian Operations	-	1,736
Other	-	(791)
Adjusted net earnings from discontinued operations	-	$27,718
Adjusted net earnings from discontinued operations, per share	-	$0.10

Adjusted net earnings	$6,122	$26,797
Adjusted net earnings, per share	$0.02	$0.09

TSX: AUQ / NYSE: AUQ

(in thousands, except per share metrics)	Six Months Ended	Six Months Ended
	June 30, 2013	June 30, 2012
Net loss from continuing operations	($85,217)	($6,958)
Adjustments:
Impairment charges	98,688	-
Net realizable value adjustments on inventory	12,245	-
Foreign exchange loss / (gain) on translation of tax basis recorded in deferred income tax expense	12,553	1,097
Unrealized foreign exchange (gain) / loss	(9,677)	5,009
(Gain) / loss on option component of convertible notes	(10,975)	4,184
Unrealized gain on derivatives	(2,071)	(1,193)
Unrealized loss on contingent consideration	6,849	-
Other	(4,675)	2,439
Adjusted net earnings from continuing operations	$17,719	$4,578
Adjusted net earnings from continuing operations, per share	$0.07	$0.02

Net earnings from discontinued operations	-	$29,856
Adjustments:
Unrealized foreign exchange loss	-	7,281
Net realizable value adjustments on inventory	-	14,366
Loss on disposition of Australian Operations	-	1,736
Impairment of Australian Operations	-	22,857
Other	-	(791)
Adjusted net earnings from discontinued operations	-	$75,305
Adjusted net earnings from discontinued operations, per share	-	$0.27

Adjusted net earnings	$17,719	$79,883
Adjusted net earnings, per share	$0.07	$0.28

Adjusted Operating Cash Flow Reconciliation

(in thousands, except per share metrics)	Quarter Ended	Quarter Ended
	June 30, 2013	June 30, 2012
Operating cash flow from continuing operations	$13,875	($4,235)
Add back: Non-cash change in operating working capital	4,816	5,222
Adjusted operating cash flow from continuing operations	$18,691	$987
Adjusted operating cash flow from continuing operations, per share	$0.08	$0.00

(in thousands, except per share metrics)	Six Months Ended	Six Months Ended
	June 30, 2013	June 30, 2012
Operating cash flow from continuing operations	$26,974	$6,235
Add back: Non-cash change in operating working capital	11,839	630
Adjusted operating cash flow from continuing operations	$38,813	$6,865
Adjusted operating cash flow from continuing operations, per share	$0.15	$0.02

TSX: AUQ / NYSE: AUQ

Non-GAAP Measures

The Company uses the measures adjusted net earnings, cash costs per ounce, all-in sustaining costs, adjusted operating cash flow and net free cash flow in this press release, which do not have a standardized meaning prescribed by International Financial Reporting Standards (“IFRS” or “GAAP”). They are, therefore, considered to be non-GAAP measures and may not be comparable to similar measures presented by other companies. The non-GAAP measures cash costs per ounce, all-in sustaining costs per ounce and net free cash flow are reconciled to the Company’s financial statements beginning on page 18 of the Company’s Management’s Discussion and Analysis for the three and six months ended June 30, 2013.

Adjusted net earnings is comprised of net earnings from both continuing and discontinued operations, adjusted for specific items. While the adjustments to net earnings in this measure include items that are recurring, adjusted net earnings is a useful measure as the unrealized gains / losses on foreign exchange, fair value adjustments on contingent consideration and derivatives, impairment charges, net realizable value adjustments, and other non-recurring items do not reflect the underlying operating performance of the Company’s core mining business in the periods presented and are not necessarily indicative of future operating results.

Adjusted operating cash flow excludes the change in non-cash operating working capital, which includes changes in receivables, inventories, prepaid assets, and payables.

Financial Statements and Management’s Discussion and Analysis

The financial statements and related Management’s Discussion and Analysis can be found on the Company’s website at www.auricogold.com or under the Company’s profile on www.sedar.com and with the Securities and Exchange Commission at www.sec.gov/edgar.shtml (“Edgar”).

Second Quarter Conference Call and Webcast

A webcast and conference call will be held on Friday, August 9, 2013 starting at 8:30 a.m. Eastern Time. Senior management will be on the call to discuss the results.

Conference Call Access

  International & Toronto:         1-647-427-7450
  Canada & U.S. Toll Free:         1-888-231-8191

When the Operator answers, please ask to be placed into the AuRico Gold Second Quarter Results Conference Call.

Conference Call Live Webcast

The conference call will be broadcast live on the internet via webcast. To access the webcast, please follow this link: http://www.newswire.ca/en/webcast/detail/1192183/1307011

Archive Call Access

If you are unable to attend the conference call, a replay will be available until midnight, August 16, 2013 by dialing the appropriate number below:

  International & Toronto:           1-416-849-0833         Passcode:           #13657313
  Canada & U.S. Toll Free:           1-855-859-2056         Passcode:            #13657313

TSX: AUQ / NYSE: AUQ

Archive Webcast

The webcast will be archived for 90 days. To access the archived webcast, visit the Company’s website at www.auricogold.com or follow this link: http://www.newswire.ca/en/webcast/detail/1192183/1307011

About AuRico Gold

AuRico Gold is a leading Canadian gold producer with mines and projects in North America that have solid production growth and exploration potential. The Company is focused on its core operations including the Young-Davidson gold mine in northern Ontario and the El Chanate mine in Sonora State, Mexico. AuRico’s project pipeline also includes development opportunities in Canada and Mexico. AuRico’s head office is located in Toronto, Ontario, Canada.

For further information please visit the AuRico Gold website at www.auricogold.com or contact:

Rob Chausse	Anne Day
Chief Financial Officer	Vice President, Investor Relations and Communications
AuRico Gold Inc.	AuRico Gold Inc.
1-647-260-8880	1-647-260-8880

Cautionary Statement

Certain information included in this press release constitutes forward-looking statements, including any information as to our projects, plans and future financial and operating performance. All statements, other than statements of historical fact, are forward-looking statements. The words "expect", "believe", "anticipate", "will", "intend", "estimate", "forecast", "budget" and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic, competitive and other uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: changes to current estimates of mineral reserves and resources; fluctuations in the price of gold; changes in foreign exchange rates (particularly the Canadian dollar, Mexican peso and U.S. dollar); the impact of inflation; changes in our credit rating; any decision to declare a quarterly dividend; employee relations; litigation; disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; development delays at the Young-Davidson mine; operating or technical difficulties in connection with mining or development activities; inherent risks associated with mining and mineral processing; the risk that the Young-Davidson and El Chanate mines may not perform as planned; uncertainty with respect to the future potential of the Kemess project, uncertainty with the Company’s ability to secure capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits; contests over title to properties; changes in national and local government legislation in Canada, Mexico and other jurisdictions in which the Company does or may carry on business in the future; risk of loss due to sabotage and civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; and business opportunities that may be pursued by the Company. Many of these uncertainties and contingencies can affect our actual results, dividend policy, development and operating plans and other elements of our business and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

Cautionary Note to U.S. Investors Concerning Measured, Indicated and Inferred Resources

This press release uses the terms "measured," "indicated" and "inferred” resources. We advise investors that while those terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

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